CUSIP No. 62856X102	Page 1 of 7 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MYMD PHARMACEUTICALS, INC.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

62856X102
(CUSIP Number)

Samuel Duffey
8771 Grey Oaks Ave.
Sarasota, Florida 34238
 941-400-4788
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 7, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

CUSIP No. 62856X102	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Samuel Duffey, Individually
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 968,841 (1)
	8	SHARED VOTING POWER 1,272,971
	9	SOLE DISPOSITIVE POWER 968,841 (1)
	10	SHARED DISPOSITIVE POWER 1,272,971
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,241,812 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.86% (2)
14	TYPE OF REPORTING PERSON IN
(1)	Includes up to 192,950 shares that may be acquired pursuant to options held by Samuel Duffey, individually.
(2)	Based on 38,058,245 shares of Common Stock outstanding and 192,950 options held by Samuel Duffey, individually.

CUSIP No. 62856X102	Page 3 of 7 Pages

Item 1. Security and Issuer

This initial Schedule 13D relates to the common stock, no par value (“Company Common Stock”) of MyMD Pharmaceuticals, Inc., a New Jersey corporation previously known as Akers Biosciences, Inc. (the “Company”).  The address of the principal executive offices of the Company is 855 N. Wolfe Street, Suite 623, Baltimore, Maryland 21205.

Item 2.	Identity and Background

(a)	This Schedule 13D is being filed by Samuel Duffey (the “Reporting Person”).
(b)	The residence of the Reporting Person is located at 8771 Grey Oaks Ave., Sarasota, Florida 34238.
(c)	The principal business of the Reporting Person is not applicable as the Reporting Person is retired.
(d)-(e)
During the last five years, the Reporting Person (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

On November 11, 2020, the Company entered into that certain Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with MyMD Pharmaceuticals (Florida), Inc., a Florida corporation previously known as MyMD Pharmaceuticals, Inc. (“MyMD Florida”), and XYZ Merger Sub Inc., a Florida corporation and a wholly-owned subsidiary of the Company (“Merger Sub”), pursuant to which, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, on April 16, 2021 (the “Effective Date”), Merger Sub merged with and into MyMD Florida, with MyMD Florida being the surviving corporation and becoming a wholly-owned subsidiary of the Company (the “Merger”).
The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit 1 and incorporated herein by reference.

CUSIP No. 62856X102	Page 4 of 7 Pages
Prior to the Merger, the Reporting Person directly owned 0 shares of Company Common Stock and the Rachel Jean Williams 2021 Irrevocable Trust (the “Trust”) directly owned 0 shares of Company Common Stock. At the effective time of the Merger, without any action on the part of any stockholder, each issued and outstanding share of MyMD Florida’s common stock, par value $0.001 per share, including shares underlying MyMD Florida’s outstanding equity awards, was converted into the right to receive 0.7718 shares of Company Common Stock. Immediately following the consummation of the Merger, on the Effective Date, the Company completed a 1-for-2 reverse stock split of the issued and outstanding Company Common Stock.
The Reporting Person did not pay additional consideration to the Company in connection with the Merger and thus no funds were used for such purpose.
References to, and descriptions of, the Merger and the Merger Agreement, as set forth herein, are qualified in their entirety by reference to the copy of the Merger Agreement included as Exhibit 1 to this Schedule 13D, which is incorporated by reference herein in its entirety where such references and descriptions appear.
On June 7, 2022, the Reporting Person was named as the sole trustee of the Trust (the “Trustee Appointment”).
Item 4.	Purpose of Transaction

This statement related to the acquisition of shares of Company Common Stock by the Reporting Person. The Reporting Person acquired the Company Common Stock reported herein as a result of the Merger and the subsequent Trustee Appointment.
The Reporting Person from time to time intends to review their investment in the Company on the basis of various factors, including the Company’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Company Common Stock in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Person will take such actions in the future as the Reporting Person may deem appropriate in light of the circumstances existing from time to time. If the Reporting Person believes that further investment in the Company is attractive, whether because of the market price of the Company Common Stock or otherwise, they may acquire shares of Company Common Stock or other securities of the Company either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Person may determine to dispose of some or all of the shares of Company Common Stock currently owned by the Reporting Person or otherwise acquired by the Reporting Person either in the open market or in privately negotiated transactions.

Except as set forth in this Schedule 13D, the Reporting Person has not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the Company’s capitalization or dividend policy of the Company, (f) any other material change in the Company’s business or corporate structure, (g) any change in the Company’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Company by any person, (h) causing a class of the Company’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Act") or (j) any action similar to any of those enumerated above.

CUSIP No. 62856X102	Page 5 of 7 Pages

Item 5.	Interest in Securities of the Company

(a)-(b)
As of the date of this Schedule 13D, the Reporting Person beneficially owns 2,241,812 shares of Company Common Stock, which represents 5.86% of the Company Common Stock as of the date hereof. The Reporting Person has sole voting and dispositive power over 968,841 shares of Company Common Stock, which includes (i) 775,891 shares of Company Common Stock and (ii) 192,950 shares of Company Common Stock that may be acquired by the Reporting Person pursuant to options. The Reporting Person has shared voting and dispositive power with respect to 1,272,971 shares of Company Common Stock that are held by the Trust as its sole trustee.

(c)	Except as described in this Schedule 13D, there have been no transactions in the shares of Company Common Stock effected by the Reporting Person during the last 60 days.
(d)
To the best knowledge of the Reporting Person, the Reporting Person does not have or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, and Company Common Stock beneficially owned by the Reporting Person.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

To the knowledge of the Reporting Person, except for those matters described in this Schedule 13D, there is no contract, arrangement, understanding or relationship (legal or otherwise) between the Reporting Person and any other person with respect to securities of the Issuer.
Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

1
Agreement and Plan of Merger and Reorganization, dated November 11, 2020, by and among MyMD Pharmaceuticals, Inc., XYZ Merger Sub Inc., and MyMD Pharmaceuticals (Florida), Inc.  (incorporated by reference to Exhibit 2.1 to the Issuer’s Report on Form 8-K dated November 11, 2020 filed with the Securities and Exchange Commission on November 12, 2020)

[Signatures follow on the next page.]

CUSIP No. 62856X102	Page 6 of 7 Pages
SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 8, 2022.

SAMUEL DUFFEY By: /s/ Samuel Duffey Samuel Duffey